SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – Eletrobras

(publicly-held company)

CNPJ No.00.001.180/0001-26

CALL NOTICE

Special Meeting of Class "B1" Preferred Shareholders

We hereby call the shareholders holding Class “B1” preferred shares issued by Centrais Elétricas Brasileiras S.A. – Eletrobras (the “Company”) to convene in a Special Meeting of Class "B1" Preferred Shareholders ("AGESP PNB1"), to be held on April 1, 2026, at 3:00 p.m., exclusively digitally, through "Atlas AGM" digital platform ("Digital Platform"), pursuant to Brazilian Law No. 6,404, of December 15, 1976 ("Brazilian Corporations Law"), CVM Resolution No. 81, of March 29, 2022 ("RCVM 81") and the Company's Bylaws, to resolve on the following agenda:

1.	Resolve on the following matter:

(i)               Pursuant to and for the purposes of Article 136, paragraph 1, of the Brazilian Corporation Law, the approval of the conversion of all class "B1" preferred shares issued by the Company ("PNB1" and "PNB1 Conversion", respectively), at a ratio of 1.1 common shares ("ON") for each 1 PNB1 share.

Specific clarifications on the agenda

The Company informs that additional clarifications on the AGESP PNB1’s agenda can be found in the full Management Proposal, available on the following websites: https://ri.axia.com.br/, https://www.gov.br/cvm and https://www.b3.com.br.

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Participation via BVD

Under the terms of RCVM 81, shareholders, within the period of up to four (4) days prior to the AGESP PNB1, i.e., until 11:59 p.m. on March 28, 2026, may exercise their vote remotely by transmitting the instructions for filling in the BVD to one of the following recipients: (a) the bookkeeping agent of the shares issued by the Company, Itaú Corretora de Valores S.A.; (b) its custody agent which provides such service, if the shares are deposited in custody; (c) the central depositary, if it holds shares in the custody of B3; or (d) directly to the Company, subject to the other deadlines, conditions and procedures set forth in the Management Proposal disclosed on this date.

Participation via Digital Platform

The shareholders who intent to participate in the AGESP PNB1 must obligatorily register on the website https://atlasagm.com/ or through the “Atlas AGM” application available on the Apple Store and Google Play Store (“Application”) and submit all documents required to qualify for participation or voting at the AGESP PNB1 by 11:59 p.m. on March 30, 2026.

Documents required for qualification:

a.         If a natural person:

(i)                   copy of the identification document legally recognized as such, with a recent photo and national validity, in addition to being within the validity period (if applicable); or

(ii)                  in the case of being represented by an attorney-in-fact, a copy of the power of attorney signed less than one year ago, together with the official identity document with photo of the attorney-in-fact, and such attorney-in-fact must be another shareholder, manager of the Company or lawyer regularly registered before the Brazilian Bar Association (OAB);

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b.	If a legal entity:

(i)                   updated articles of incorporation of the shareholder and the act that invests the representative(s) with sufficient powers for representation within the scope of the Special Meeting, duly registered with the competent bodies, together with the official identity document with photo of said representative(s); and

(ii)                  if applicable, power of attorney duly granted in accordance with the law and/or the shareholder's articles of incorporation, together with the official identity document with photo of the attorney-in-fact; and

c.	If an investment fund:

(i)                   copy of the fund's current and consolidated regulations, bylaws or articles of association of the administrator or manager, as the case may be, observing the fund's voting policy;

(ii)                  corporate documents that prove the powers of representation (minutes of the election of the directors, term(s) of investiture and/or power of attorney);

(iii)                identification document of the legal representative(s) with a recent photo and national validity; and

(iv)                if applicable, a copy of the power of attorney granted under the terms of its articles of incorporation, together with the official identity document with photo of the attorney-in-fact.

If a shareholder is represented by an attorney-in-fact, the attorney-in-fact must register with his or her personal data on the website https://atlasagm.com/ or on the Application and, through that platform, indicate each shareholder to be represented, subject to the other deadlines, conditions and procedures set forth in the Management Proposal disclosed by the Company. Once the representations have been linked to the attorney-in-fact's profile, the attorney-in-fact must, through the aforementioned platform, forward all documentation required for participation, in accordance with the applicable terms and conditions.

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If any documentation is deemed insufficient by the Company, the shareholder must, upon notice of rejection, supplement the documentation on the same website https://atlasagm.com/ or on the Application, by 11:59 p.m. on March 30, 2026. No additional period will be granted to cure insufficient documentation.

If an admitted shareholder does not receive confirmation for virtual access to the AGESP PNB1 up to eight hours prior to the AGESP PNB1’s start time, the shareholder must contact the Company's Investor Relations department through the e-mail assembleiavirtual@axia.com.br at least four hours prior to the start time of the AGESP PNB1.

Additional Information

The Management Proposal, with detailed information on the rules and procedures for remote participation and/or voting at the AGESP PNB1, including additional guidelines for submitting the BVD, as well as all documentation relevant to the matters that will be resolved at the AGESP PNB1, pursuant to Brazilian Corporations Law and RCVM 81, are available on the websites of the Company (https://ri.axia.com.br/), CVM (https://sistemas.cvm.gov.br/) and B3 (https:// www.b3.com.br/pt_br/).

Rio de Janeiro, February, 18 2026

Vicente Falconi Campos

Chairman of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2026

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.